UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-09819

DYNEX CAPITAL, INC.
(Exact name of registrant as specified in its charter)

4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060-9245
(804) 217-5800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Dynex Capital, Inc. 401(k) Plan(1)
(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value per share, of Dynex Capital, Inc.(2)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None

(1)Dynex Capital, Inc. (the “Company”) has terminated the Dynex Capital Employer Stock Fund in the Dynex Capital, Inc. 401(k) Plan (the “Plan”) and is no longer offering the Company’s securities pursuant to the Plan. As a result, Plan participants no longer hold such securities through the Plan. On June 26, 2025, the Company filed a Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (File No. 333-198796) with the Securities and Exchange Commission to deregister all shares of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”) that remained unsold under the Plan along with the associated plan interests in the Plan that had been registered under such Form S-8. Accordingly, this Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, including on Form 11-K.

(2)This Form 15 has no effect on the Company’s duty to file reports under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 with respect to the Company’s Common Stock.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the Dynex Capital, Inc. 401(k) Plan) has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 26, 2025	Dynex Capital, Inc. 401(k) Plan

By: Dynex Capital, Inc. as Plan Administrator

	By:	/s/ Robert S. Colligan
Robert S. Colligan
Chief Financial Officer and Chief Operating Officer